
SCHEDULE 14A
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INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934


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MONRO MUFFLER BRAKE, INC.

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MONRO MUFFLER BRAKE, INC.
200 Holleder Parkway
Rochester, New York 14615

Notice of Annual Meeting of
Shareholders to be Held
August 19, 2003

To the Shareholders of
MONRO MUFFLER BRAKE, INC.

The Annual Meeting of Shareholders of Monro Muffler Brake, Inc. (the "Company") will be held at The Hutchison House, 930 East Avenue, Rochester, New York 14607, on Tuesday, August 19, 2003, commencing at 10 a.m., for the following purposes:

1. to elect four directors to Class 2 of the Board of Directors to serve a two-year term, and two directors to Class 1 of the Board of Directors to serve a one-year term, and until their successors are duly elected and qualified at the 2005 and 2004 annual meetings, respectively, of shareholders;

2. to ratify the adoption of the Monro Muffler Brake, Inc. 2003 Non-Employee Directors' Stock Option Plan;

3. to ratify the amendment to the Monro Muffler Brake, Inc. 1998 Employee Stock Option Plan;

4. to ratify the proposal regarding reevaluating the selection of independent public accountants; and

5. to consider such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on July 14, 2003, will be entitled to vote at the meeting.

By Order of the Board of Directors

/s/ Robert W. August
Robert W. August
Secretary

Rochester, New York
July 21, 2003

PLEASE SIGN, DATE AND RETURN YOUR PROXY PROMPTLY IN THE ENCLOSED, SELF-ADDRESSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

PROXY STATEMENT

MONRO MUFFLER BRAKE, INC.
200 Holleder Parkway
Rochester, New York 14615

Annual Meeting of Shareholders
August 19, 2003

SOLICITATION OF PROXIES

The accompanying proxy is solicited by the Board of Directors of Monro Muffler Brake, Inc., a New York corporation (the "Company" or "Monro"), for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at The Hutchison House, 930 East Avenue, Rochester, New York 14607, on Tuesday, August 19, 2003, commencing at 10 a.m., or at any adjournment or postponement thereof.

A shareholder who executes a proxy may revoke it at any time before it is voted. Attendance at the meeting shall not have the effect of revoking a proxy unless the shareholder so attending shall, in writing, so notify the secretary of the meeting at any time prior to the voting of the proxy. A proxy which is properly signed and not revoked will be voted for the nominees for election as directors listed herein, for the ratification of the adoption of the 2003 Monro Muffler Brake, Inc. Non-Employee Directors' Stock Option Plan, for the ratification of the amendment to the Monro Muffler Brake, Inc. 1998 Employee Stock Option Plan and for the ratification of the proposal regarding reevaluating the selection of independent public accountants as proposed herein, unless contrary instructions are given, and such proxy may be voted by the persons named in the proxy in their discretion upon such other business as may be properly brought before the meeting.

The cost of soliciting proxies will be borne by the Company. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies by telephone or otherwise. The Company will reimburse brokers or other persons holding shares in their names or in the names of their nominees for their charges and expenses in forwarding proxies and proxy material to the beneficial owners of such shares. It is anticipated that the mailing of this Proxy Statement will commence on or about July 21, 2003.

VOTING SECURITIES

Only shareholders of record at the close of business on Monday, July 14, 2003, the record date, will be entitled to vote. At June 30, 2003, the Company had outstanding 8,637,039 shares of common stock, par value $.01 per share ("Common Stock"). Each share of Common Stock is entitled to one vote on each matter as may properly be brought before the meeting.

The voting rights of holders of Common Stock are subject to the voting rights of the holder of 65,000 shares outstanding of the Company's Class C Convertible

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Preferred Stock, par value $1.50 per share ("Class C Preferred Stock"). The vote of the holders of at least 60% of the shares of Class C Preferred Stock at the time outstanding, voting as a separate class, or, alternatively, the written consent of the holders of all outstanding shares of Class C Preferred Stock, is needed to effect or validate any action approved by a vote of the holders of shares of Common Stock. Therefore, such preferred shareholders have an effective veto over all matters put to a vote of common shareholders, and such veto power could be used, among other things, to block the election of directors, the ratification of the 2003 Non-Employee Directors' Stock Option Plan, the amendment of the 1998 Employee Stock Option Plan, the proposal regarding selection of independent public accountants, or any other transaction that the holders of the Common Stock might otherwise approve at the Annual Meeting. It is expected that the holder of the Class C Preferred Stock will approve, by unanimous written consent, all matters currently proposed to be put to a vote of common shareholders at the Annual Meeting.

With regard to the election of directors, votes may be cast in favor of or withheld from each nominee. Director nominees must receive a plurality of the votes cast at the meeting to be elected. Votes that are withheld from any nominee are counted as present for purposes of determining the existence of a quorum but are not deemed cast at the meeting and, thus, have no effect on the determination of a plurality. Abstentions may be specified on proposals other than the election of directors, which proposals require a majority of the votes cast at the meeting for approval. Abstentions will be counted as present for purposes of determining the existence of a quorum but are not deemed cast at the meeting and, thus, have no effect on the determination of a majority. With respect to shares of Common Stock held in street name, where no vote is indicated on a matter because the nominee or broker lacks authority to vote such shares without specific instructions from the beneficial owner, and the nominee or broker has received no such instructions (a "broker non-vote"), such shares are not counted as present for the purpose of determining the existence of a quorum and are not counted as votes cast with respect to any such matter.

ELECTION OF DIRECTORS

The Board of Directors of the Company is divided into two classes having terms which expire at the Annual Meeting (Class 2) and at the 2004 annual meeting of shareholders (Class 1). The four Class 2 directors are proposed for re-election at the Annual Meeting. In addition, two Class 1 directors are proposed for election at the Annual Meeting. In November 2002, W. Gary Wood, a Class 1 director resigned from the Board. At that time, the Board of Directors increased the Board membership from eight to nine, and appointed Robert E. Mellor and Richard A. Berenson to the Board as Class 1 directors.

Current Nominees

It is proposed to elect at the Annual Meeting four persons to Class 2 of the Board of Directors to serve (subject to the Company's by-laws) until the election and qualification of their successors at the 2005 annual meeting of shareholders. It is also proposed to elect at the annual meeting two persons to Class 1 of the Board of Directors to serve (subject to the Company's by-laws) until the election and qualification of their successors at the 2004 annual meeting of shareholders. If any such person

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should be unwilling or unable to serve as a director of the Company (which is not anticipated), the persons named in the proxy will vote the proxy for substitute nominees selected by the Board of Directors unless the number of directors to be elected has been reduced to the number of nominees willing and able to serve.

The following summarizes biographical information for the Class 2 directors, each of whom is nominated for re-election:

Frederick M. Danziger, 63, was elected to the Board of Directors in July 1984. He is President and a Director of Griffin Land & Nurseries, Inc. Mr. Danziger was previously of counsel in the law firm of Latham & Watkins from 1995 to 1997, and was a partner of the law firm of Mudge Rose Guthrie Alexander & Ferdon from 1974 to 1995. Mr. Danziger is a director of Bloomingdale Properties, Inc. and Centaur Communications, Ltd.

Robert G. Gross, 45, was elected to the Board of Directors in February 1999. He has been President and Chief Executive Officer since January 1, 1999. Prior to joining the Company, Mr. Gross was Chairman and Chief Executive Officer of Tops Appliance City, Inc., a consumer electronics and appliance store chain based in Edison, New Jersey, from 1995 to 1998. Mr. Gross also held various management positions with Eye Care Centers of America, Inc., a San Antonio, Texas based optometry company owned by Sears, Roebuck & Co., including President and Chief Operating Officer from 1992 through 1994, Executive Vice President and Chief Operating Officer from 1991 through 1992 and Senior Vice President from 1990 through 1991.

Peter J. Solomon, Chairman of the Board, 64, was elected to the Board of Directors in July 1984. He has been Chairman of Peter J. Solomon, L.P., an investment banking firm, since May 1989. From 1985 to May 1989, he was a Vice Chairman and a member of the board of directors of Shearson Lehman Hutton, Inc. Mr. Solomon is a director of Office Depot, Inc., Phillips-Van Heusen Corporation and BKF Capital Group Inc.

Francis R. Strawbridge, 65, was elected to the Board of Directors in August 2002. He was Chairman of Strawbridge & Clothier, a regional general merchandise retailer of Philadelphia, Pennsylvania from 1984 to 1997, when he retired. From 1961 through 1983, Mr. Strawbridge served in various other capacities in the family-managed, publicly traded retail chain.

The following summarizes biographical information for the Class 1 directors who are nominated for election.

Richard A. Berenson, 67, was appointed to the Board of Directors in November 2002 to fill a vacancy created by the resignation of a Class 1 Director. Mr. Berenson has been a member of the firm of Berenson & Company LLP, a public accounting firm, since 1960, most recently serving as managing partner. He also serves as a Board member and Chairman of the Audit Committee for Lazare Kaplan International, Inc.

Robert E. Mellor, 59, was appointed to the Board of Directors in November 2002 to fill a vacancy arising from an increase in the Board's membership. He is the Chairman of the Board, President and Chief Executive Officer of Building Materials Holding Corporation, and has served as a director since 1991. Mr. Mellor was previously of counsel with the law firm of Gibson, Dunn & Crutcher LLP from 1990 through February 15, 1997. He also serves as a director of Coeur d'Alene Mines Corporation and The Ryland Group, Inc.

The Board of Directors recommends a vote FOR each of the nominees for director.

The following summarizes biographical information for each of the continuing Class 1 directors:

Robert W. August, 51, was elected to the Board of Directors in July 1982. He has been Senior Vice President – Store Support since October 1996 and Secretary since July 1984. Mr. August was Senior Vice President – Marketing from May 1992 through October 1996, Vice President – Marketing from July 1989 to May 1992, Executive Vice President from 1984 through July 1989, and has worked for Monro in various other capacities since 1968.

Donald Glickman, 70, was elected to the Board of Directors in July 1984. He is a private investor and has been a partner of J.F. Lehman & Company, an investment banking firm, since January 1992. He was an executive employee of Peter J. Solomon Company Limited, an investment banking firm, from July 1989 to June 1992. From July 1988 to July 1989, he was a managing director of Lehman Brothers (Shearson Lehman Hutton, Inc.). Prior to July 1988, Mr. Glickman was a Senior Vice President of the First National Bank of Chicago. Mr. Glickman is a director of MSC Software Corporation, O.A. Technologies Solutions, Inc., Racal Instruments, Inc. and SDI, Inc., and a trustee of MassMutual Corporate Investors and MassMutual Participation Investors. He is Chairman of Elgar Electronics.

Lionel B. Spiro, 64, was elected to the Board of Directors in August 1992. He was the Chairman and President of Charrette Corporation of Woburn, Massachusetts, a distributor of design supplies and imaging services, until July 1997, when he retired. Mr. Spiro co-founded Charrette Corporation in 1964.

EXECUTIVE OFFICERS

The name and business experience of each of the executive officers of the Company, as of June 30, 2003, is set forth below to the extent not provided above:

Catherine D'Amico, 47, has been Executive Vice President – Finance since May 2002 and Chief Financial Officer and Treasurer since August 1993. Prior to May 2002, Ms. D'Amico was Senior Vice President – Finance. Ms. D'Amico, a certified public accountant, was previously a Senior Audit Manager with Price Waterhouse (PricewaterhouseCoopers LLP) in Rochester, New York and was affiliated with such firm from 1978 to 1993.

Thomas J. Budreau, 46, has been Divisional Vice President – Eastern Operations since December 1998. From October 1995 to November 1998, Mr. Budreau was Vice President – Eastern Operations. Prior to joining the Company, Mr. Budreau was the National Auto Express Service Manager for Montgomery Ward & Co., Incorporated ("Montgomery Ward") from March 1994 to October 1995. From November 1990 to March 1994, Mr. Budreau was a Regional Auto Express Manager for Montgomery Ward. From 1975 to November 1990, Mr. Budreau held various other management positions with Montgomery Ward.

Christopher R. Hoornbeck, 52, has been Divisional Vice President – Western Operations since December 1998. From October 1996 to November 1998, Mr. Hoornbeck was a Zone Manager and has worked for Monro in various other capacities since 1973.

Craig L. Hoyle, 49, has been Divisional Vice President – Southern Operations since October 2002. From October 1999 through September 2002, Mr. Hoyle was a Zone Manager and worked for Monro in various other capacities since January 1998. Prior to joining the Company, Mr. Hoyle managed several districts for Bridgestone/ Firestone, Inc. and also held various marketing and other operational positions with them from 1981 through 1997.

Security Ownership of Principal Shareholders, Directors and Executive Officers

The following table shows the number of shares of Common Stock and Common Stock equivalents beneficially owned as of June 30, 2003 by (i) each person or entity known to the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) each Class 2 director, each of whom is nominated for re-election, (iii) the Class 1 directors who are nominated for election, (iv) each continuing Class 1 director, (v) the executive officers named in the Summary Compensation Table and (vi) all directors and executive officers as a group. Unless otherwise indicated, each of the named individuals and each member of the group has sole voting power and sole investment power with respect to the shares shown.

5% Shareholders, Directors and Executive Officers	Common Stock Beneficially Owned Excluding Options	Option Shares Exercisable Within 60 Days	Percent of Class Including Options
Peter J. Solomon	1,440,660[1]	27,351[8]	16.1
767 Fifth Avenue			
New York, NY 10153			
FMR Corp.	1,106,063[2]		12.8
82 Devonshire Street			
Boston, MA 02109			
Wellington Management Company, LLP	723,800[5]		8.4
75 State Street			
Boston, MA 02109			
Paradigm Capital Management, Inc.	527,466[3]		6.1
9 Elk Street			
Albany, NY 12207			
Donald Glickman	588,249[4]	27,351[8]	7.1
2001 Jefferson Davis Highway			
Arlington, VA 22202			
Robert G. Gross	110,000	505,000	6.7
Dimensional Fund Advisors	394,074[6]		4.6
1299 Ocean Avenue, 11th Floor			
Santa Monica, CA 90401			
Robert W. August	230,871[7]	7,375	2.8
Catherine D'Amico	18,000	35,834	*
Christopher R. Hoornbeck	14,506	13,833	*
Frederick M. Danziger	13,226	27,351[8]	*
Lionel B. Spiro	18,266	18,234[8]	*
Richard A. Berenson	1,500		*
Francis R. Strawbridge	1,000	3,039[8]	*
Craig L. Hoyle	600	4,550	*
Thomas J. Budreau		14,766	*
Robert E. Mellor	1,000		*
All directors and executive officers as a group (13 persons)	2,437,878	684,684	32.0[9]

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* Less than 1% of the shares deemed outstanding.

(1) Includes 65,000 shares of Class C Preferred Stock (including 45,000 shares held in trusts for the benefit of Mr. Solomon's children for which Mr. Solomon is trustee) presently convertible into 450,450 shares of Common Stock. Mr. Solomon disclaims beneficial ownership of all such shares held in trusts. Also includes 878,845 shares of Common Stock held in trusts for the benefit of

Mr. Solomon's children for which Mr. Solomon is the trustee. Mr. Solomon disclaims beneficial ownership of all such shares held in trusts. Peter J. Solomon is a principal shareholder and a Class 2 director.

(2) Beneficial ownership reported as of December 31, 2002, according to a statement on Schedule 13G, dated February 14, 2003, of FMR Corp., a parent holding company of Fidelity Management & Research Company, a registered investment adviser.

(3) Beneficial ownership reported as of December 31, 2002, according to a statement on Schedule 13G, dated February 14, 2003, of Paradigm Capital Management, Inc., a registered investment adviser.

(4) Excludes shares of Common Stock owned by Mr. Glickman's children. Mr. Glickman disclaims beneficial ownership of such shares. Mr. Glickman is a principal shareholder and a Class 1 director.

(5) Beneficial ownership reported as of December 31, 2002, according to a statement on Schedule 13G, dated February 14, 2003, of Wellington Management Company, LLP, a registered investment adviser.

(6) Beneficial ownership reported as of December 31, 2002, according to a statement on Schedule 13G, dated February 3, 2003, of Dimensional Fund Advisors Inc., a registered investment adviser.

(7) Includes 17,602 shares of Common Stock held in The Charles J. and Burton S. August Family Foundation, a charitable trust for which Mr. August is a trustee. Mr. August disclaims beneficial ownership of such shares held in trust.

(8) Options granted pursuant to the Non-Employee Directors' Stock Option Plan.

(9) Exclusive of shares as to which beneficial ownership has been disclaimed, executive officers and directors of the Company as a group owned beneficially approximately 19.6% of Common Stock deemed outstanding on June 30, 2003.

Employment Agreements and Change-in-Control Arrangements

The Company amended its employment agreement (the "Agreement") in November 2002 with Robert G. Gross, its President and Chief Executive Officer. The Agreement, which provides for a base salary to be reviewed annually, plus a bonus based upon the Company's achievement of performance targets set by the Compensation Committee, has a 49-month term ending December 31, 2006. The Agreement also provides for a special retention bonus of $250,000 payable annually on each January 1 beginning in 2003 and ending in 2006. The Agreement includes a covenant against competition with the Company for up to two years after termination. The Agreement provides Mr. Gross with a minimum of one year's salary and certain additional rights in the event of a termination without cause (as defined therein), or a termination in the event of a change in control (as defined therein).

The Company amended its employment agreement in May 2003 with Catherine D'Amico, its Executive Vice President and Chief Financial Officer. The agreement provides a base salary, to be reviewed annually, plus a bonus, based upon the Company's achievement of performance targets set by the Compensation Committee. The agreement has a 41-month term ending September 30, 2006, and includes a covenant against competition with the Company for up to two years after termination. The agreement provides Ms. D'Amico with a minimum of one year's salary and certain additional rights in the event of a termination without cause (as defined therein), or a termination in the event of a change in control (as defined therein).

Meetings of the Board of Directors and Committees

The Board of Directors held six meetings during fiscal 2003[1]. During the fiscal year, each director attended at least 75% of the aggregate number of all meetings of the Board of Directors and committees on which he served. Effective November 2002, non-employee directors of the Company receive directors' fees at the rate of $16,000 per year plus $3,000 per meeting attended. All directors are reimbursed for actual expenses incurred in connection with attendance at meetings of the Board of Directors or committees thereof. In addition, each non-employee director receives an annual grant of an option to purchase 3,039 shares of Common Stock.

The Board of Directors has created three standing committees: a four-member Governance Committee, a three-member Audit Committee and a three-member Compensation Committee.

The Governance Committee has and may exercise, between meetings of the Board of Directors, all the power and authority of the full Board of Directors, subject to certain exceptions. During fiscal 2003, the Governance Committee held three meetings. Its members are Robert W. August, Donald Glickman, Robert G. Gross and Peter J. Solomon.

The Audit Committee has the power and authority to select and engage independent auditors for the Company, subject to the approval of shareholders, and reviews with the auditors and with the Company's management all matters relating to the annual audit of the Company. The Audit Committee held six meetings in fiscal 2003. It consists of three members: Richard A. Berenson, Chairman, Frederick M. Danziger and Lionel B. Spiro, each of whom is an independent director.

The Compensation Committee has the power and authority to review and approve the remuneration arrangements for executive officers and employees of the Company and to select participants, approve awards under, interpret and administer the employee benefit plans of the Company. The Compensation Committee held four meetings in fiscal 2003. It consists of three members: Frederick M. Danziger, Chairman, Robert E. Mellor and Francis R. Strawbridge, each of whom is an independent director.

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(1) References in this Proxy Statement to fiscal years are to the Company's fiscal years ending or ended fiscal March of each year (e.g., references to "fiscal 2003" are to the Company's fiscal year ended March 29, 2003).

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors (the "Committee") is composed of three non-employee directors and operates under a written charter adopted by the Board of Directors. Each member of the Committee is an independent director as defined by rules of the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. ("NASDAQ"). In addition, the Board of Directors has determined that Richard A. Berenson is an audit committee financial expert as defined by SEC rules, and is independent from management.

In fiscal 2003, the Audit Committee reviewed its charter and practices and adopted a revised charter in March 2003, which was then approved by the Company's Board of Directors. The Committee determined that its charter and practices are consistent with listing standards of NASDAQ. The revised charter is enclosed with the proxy statement as Exhibit A.

Management is responsible for the Company's internal controls and the financial reporting process. The external auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Committee's responsibility is to monitor and oversee these processes.

In this context, the Committee has met and held discussions with management and the external auditors. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and the external auditors. The Committee discussed with the external auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Company's external auditors also provided to the Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the external auditors that firm's independence.

Based on the Committee's discussion with management and the external auditors and the Committee's review of the representation of management and the report of the external auditors to the Committee, the Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 29, 2003, for filing with the SEC. The Committee has also approved, subject to shareholder ratification, the decision to reevaluate the selection of the Company's external auditors for fiscal 2004.

Audit Committee

Richard A. Berenson, Chairman
Frederick M. Danziger
Lionel B. Spiro

EXECUTIVE COMPENSATION

The following table sets forth, for the Company's last three fiscal years, the annual and long-term compensation of those persons who were, at March 29, 2003, (i) the Chief Executive Officer and (ii) the other four most highly compensated executive officers of the Company (the "Named Officers"):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year Ended March	Annual Compensation		Long Term Compensation Awards	All Other Compensation[1] ($)
		Salary ($)	Bonus ($)	Options (#)	
Robert G. Gross	2003	465,000	698,433	80,000	1,711,123
President and	2002	420,000	258,552	0	834,150
Chief Executive Officer	2001	420,000	264,600	0	111,420
Robert W. August	2003	155,400	62,282	1,500	2,461
Senior Vice President –	2002	150,400	38,475	6,500	3,051
Store Support, and Secretary	2001	150,400	39,375	5,000	3,258
Catherine D'Amico	2003	160,000	90,008	1,500	2,653
Executive Vice President –	2002	140,000	35,910	16,000	2,395
Finance and Chief Financial Officer	2001	140,000	36,750	0	3,017
Thomas J. Budreau	2003	120,400	38,575	1,500	11,997
Divisional Vice President –	2002	120,400	24,624	5,000	7,760
Eastern Operations	2001	115,400	24,150	5,000	2,492
Christopher R. Hoornbeck	2003	120,400	38,575	1,500	8,407
Divisional Vice President –	2002	120,400	24,624	5,000	10,115
Western Operations	2001	115,400	24,150	5,000	375

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(1) For all officers, All Other Compensation represents the Company's 401(k) matching or other contributions to the Monro Muffler Brake, Inc. Profit Sharing Plan and Non-Qualified Deferred Compensation Plan for the accounts of the Named Officers.

For Mr. Gross, All Other Compensation also includes the following:

- In fiscal 2003 and 2002, Mr. Gross earned $1,603,400 and $726,600, respectively, related to compensation associated with the vesting of performance-based stock options.

- In fiscal 2003, 2002 and 2001, Mr. Gross's compensation includes $104,595 of forgiveness of principal due on the loan described in "Compensation Committee Interlocks and Insider Participation."

For Messrs. Budreau and Hoornbeck, All Other Compensation in fiscal 2003 also includes a special bonus of $10,000 and $8,333, respectively, for assuming additional field operations responsibility. A similar bonus of $5,833 and $10,000, respectively, was awarded in fiscal 2002.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth, for the Company's fiscal year ended March 29, 2003, information concerning the granting of options to the Named Officers:

| | | Individual Grants | | | Potential Realizable Value Assuming Rates of Stock Price Appreciation of | |
Name	No. of Options[2]	% of Total Options Granted in Fiscal Year[3]	Exercise Price $/share	Expiration Date	5%[1]	10%[1]
Robert G. Gross	80,000	41.3	17.95	11/13/12	2,339,093	3,724,614
Robert W. August	1,500	7.7	19.93	5/12/12	48,696	77,540
Catherine D'Amico	1,500	7.7	19.93	5/12/12	48,696	77,540
Thomas J. Budreau	1,500	7.7	19.93	5/12/12	48,696	77,540
Christopher R. Hoornbeck	1,500	7.7	19.93	5/12/12	48,696	77,540

(1) These values are calculated by comparing the exercise price of such options to the market value of the shares of Common Stock subject to such options, assuming that the market price of such shares increases by 5% and 10%, respectively, during each year of the options' term. Actual gains, if any, on the stock option exercises are dependent on the future performance of the Common Stock and overall stock conditions, as well as the option holder's continued employment through the vesting period. The value stated may not necessarily be achieved.

(2) Options granted in fiscal 2003 under the Company's 1998 Employee Stock Option Plan. Subject to certain conditions, 25% of such options become exercisable each year beginning one year after the date of grant. Mr. Gross's options vested immediately upon grant.

(3) Based on a total of 193,725 options granted to 208 employees of the Company in fiscal 2003.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

The following table sets forth, for the Company's fiscal year ended March 29, 2003, information concerning the exercise of options by the Named Officers and the value of unexercised options of the Named Officers:

Name	Number of Shares Acquired on Exercise (#)	Value Realized ($)	Total Number of Unexercised Options Held at March 29, 2003 (#)		Total Value of Unexercised, In-the-Money Options Held at March 29, 2003 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert G. Gross	0	0	505,000	0	5,615,600	0
Robert W. August	0	0	14,625	8,875	101,648	76,698
Catherine D'Amico	2,611	19,350	48,920	18,500	437,831	169,450
Thomas J. Budreau	0	0	11,891	7,750	92,673	82,793
Christopher R. Hoornbeck	0	0	17,339	7,750	155,278	66,730

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EQUITY COMPENSATION PLAN INFORMATION

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,065,674	$11.64	183,051
Equity compensation plans not approved by security holders	0	0	0
Total	1,065,674	$11.64	183,051

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors is responsible for setting the Chief Executive Officer's compensation and making annual recommendations for the compensation of the other executive officers to the full Board of Directors after considering recommendations made by the Chief Executive Officer.

Executive compensation is a mix of salary, annual bonus awarded under the Management Incentive Compensation Plan or other executive bonus plans, Company contributions to the profit sharing plan and pension plan, long-term compensation in the form of stock options and other benefits generally available to all employees. The Company relies to a large degree on bonus, stock options and stock ownership to attract and retain executives of outstanding ability and to motivate them to work to their fullest potential. Under the Management Incentive Compensation Plan and executive bonus plans, the Compensation Committee seeks to enhance the profitability of the Company by aligning closely the financial interest of the Company's executives with those of its shareholders through the payment of bonuses based on attainment of profit targets. In setting base salaries, the Company refers to the National Executive Compensation Survey published by The Management Association of Illinois.

The Chief Executive Officer's fiscal 2003 compensation consisted of a base salary of $465,000 in accordance with his employment agreement (see also "Employment Agreements and Change-in-Control Arrangements"), a bonus of $448,443, and other benefits extended to all full-time employees. Mr. Gross's bonus was limited to a maximum of 120% of his base salary in fiscal 2003 and may reach 150% of his base salary in future years. In fiscal 2003, 2002 and 2001, Mr. Gross's bonus was based on the Company's attainment of specific profit targets. The Chief Executive Officer does not participate in the Compensation Committee's determination of his compensation.

In fiscal 2003 and 2002, Mr. Gross also received compensation totaling $1,603,400 and $726,600, respectively, related to the vesting of 100,000 performance-based stock options each year. These options were awarded to Mr. Gross upon his joining the Company in December 1998. The purpose of the options was to link the Executive's rewards with shareholder value over time. The options vested during the

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first quarters of fiscal 2003 and 2002, respectively, when the Company's stock traded at $16.00 and $13.00 or above, respectively, for 20 consecutive trading days.

Additionally, in connection with the renewal of his employment agreement in fiscal 2003, Mr. Gross was awarded a $1,000,000 special retention bonus, to be paid annually in four equal installments of $250,000, beginning in January 2003.

The salaries of other executive officers are set at amounts the Company believes to be comparable to those paid to executives holding similar positions at other automotive service companies of comparable size. Bonuses are paid based on attainment of profit targets, which the Company achieved in fiscal 2003, 2002 and 2001.

All employees, including executive officers, may receive stock options from time to time under the Company's stock option plans. Stock option grants are recommended by the Compensation Committee of the Board of Directors, a committee composed entirely of non-management directors. In fiscal 2003, stock option grants were recommended by the Compensation Committee of the Board of Directors composed of non-management directors. The stock option grant size is based upon the individual's overall compensation package, job performance, future potential, awards made to executives at comparable companies and other factors. Under the stock option plans, 168,320 shares were available for grants to employees at March 29, 2003. During fiscal 2003, the Stock Option Committee granted 193,725 options, including 80,000 to Robert G. Gross, Chief Executive Officer; 1,500 to Robert W. August, Senior Vice President – Store Support and Secretary; 1,500 to Catherine D'Amico, Executive Vice President – Finance and Chief Financial Officer; 1,500 to Thomas J. Budreau, Divisional Vice President – Eastern Operations; 1,500 to Christopher R. Hoornbeck, Divisional Vice President – Western Operations; and 9,000 to Craig L. Hoyle, Divisional Vice President – Southern Operations. Mr. Gross's options were granted in connection with the renewal and extension of his employment contract in November 2002.

Options exercisable for an aggregate of 18,234 shares were also granted to five non-employee directors of the Company under the terms of the Non-Employee Directors' Stock Option Plan approved by shareholders in August 1995 and amended in fiscal 1998, 2000 and 2002.

The executive officers participate in the Company's qualified profit sharing/401(k) and pension plans on the same basis as all other employees. The Company offers health care, life insurance, disability insurance and other benefits to the executive officers on substantially the same terms as available to all employees of the Company. The executive officers are also eligible to participate in a non-qualified Deferred Compensation Plan to provide an opportunity for additional tax-deferred savings. In addition, it allows the Company to credit to participant accounts such amounts as would have been contributed to the profit sharing/401(k) plan but for the limitations that are imposed under the Internal Revenue Code of 1986, as amended, based upon the participants' status as highly compensated employees. (See additional discussion under "Deferred Compensation Plan"). The amount of perquisites received by any executive officer in fiscal 2003 did not exceed $50,000 or ten percent of his or her cash compensation.

The federal income tax laws impose limitations on the deductibility of compensation in excess of $1 million paid to executive officers in certain circumstances. The Compensation Committee intends that all compensation paid to executive officers in fiscal 2003 will be deductible by the Company under such tax laws. For federal income tax purposes, the Company is generally entitled to a compensation deduction at the time an officer or employee exercises a stock option in an amount equal to the excess of the value of the shares received upon such exercise and the exercise price of the option. Since the amount of the compensation deduction is based on the number of the options exercised and the spread between the value of the Company's stock and the exercise price on the exercise date, the amount of any such deduction cannot be determined in advance. Accordingly, if certain executive officers exercise options during fiscal 2004 and the value of the Company's stock significantly exceeds the exercise price of the options, it is possible that the Company would not be entitled to deduct a portion of the compensation attributable to such exercise.

Compensation Committee

Frederick M. Danziger, Chairman
Robert E. Mellor
Francis R. Strawbridge

Compensation Committee Interlocks and Insider Participation

The members of the Compensation and Benefits Committee are Frederick M. Danziger, Robert E. Mellor and Francis R. Strawbridge.

In December 1998, the Company loaned $523,000 to Robert G. Gross, its President and Chief Executive Officer, to purchase 75,000 shares of the Company's common stock at the then fair market value. This loan, which bears an interest rate of 5.5% per annum, matures on December 1, 2003, and requires five equal annual installments of principal beginning on the first anniversary of the loan. If the Executive is employed with the Company when a principal payment is due, that installment will be forgiven by the Company. Accordingly, approximately $418,000 has been forgiven to date. All interest is due on the fifth anniversary of the loan, and shall also be forgiven if the Executive is employed with the Company at that time. The loan is secured by the common stock.

The Company has a management agreement, effective July 1, 1991, with Peter J. Solomon, L.P. ("PJS"), pursuant to which PJS provides strategic and financial advice relating to financing, capital structure, mergers and acquisitions and offensive/defensive positioning to the Company, for a fee of $160,000 per year (plus reimbursement of out-of-pocket expenses). Pursuant to such agreement, the Company has agreed to indemnify PJS against certain liabilities. In addition, PJS, from time to time, provides additional investment banking services to the Company for customary fees. No additional fees were paid in fiscal 2001, 2002 or 2003. Peter J. Solomon, Chairman of the Board and principal shareholder of the Company, is Chairman of PJS. Of the fees paid by the Company to PJS, approximately half were paid to Donald Glickman, a director and principal shareholder of the Company, by PJS for consulting services.

In May 2003, the annual fee was increased to $300,000 with approval from the independent Compensation Committee of the Company's Board of Directors.

Performance Graph

Set forth below is a line-graph presentation comparing the cumulative shareholder return on the Company's Common Stock, on an indexed basis, against the cumulative total returns of the S&P 400 Index and the S&P Retail Stores-Specialty Index for the sixty month period from March 31, 1998 to March 29, 2003 (March 31, 1998 = 100):

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG MONRO MUFFLER BRAKE, INC., THE S&P INDUSTRIAL INDEX
AND THE S&P SPECIALTY STORES INDEX



* **$100 INVESTED ON 3/31/98 IN STOCK OR INDEX — INCLUDING REINVESTMENT OF DIVIDENDS. YEAR ENDING FISCAL MARCH.**

Pension Plan

The Company sponsors a noncontributory retirement plan (the "Pension Plan") which is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As of September 30, 1999, participants ceased to accrue benefits under the Pension Plan and no employees will become plan participants after this date. Compensation and services after this date are not taken into consideration in determining benefits under the Pension Plan. Prior to September 30, 1999, each employee who attained age 21 became a participant on the April 1 or

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October 1 following the date the employee completed one year of service. Benefit payments generally begin upon retirement at age 65 or age 60 with 20 years of service.

Benefits under the Pension Plan are 100% vested in each participant upon completion of five years of service, attainment of age 65 or the termination of the Pension Plan. Lump sum distributions are available at termination or retirement only for accrued benefits of $5,000 or less.

The following table shows the estimated annual benefits payable to participants under the Pension Plan upon retirement at age 65. The table does not show the reduction for Social Security benefits (see formula below).

PENSION PLAN TABLE

Average Compensation	Number of Years of Service				
	5	**10**	**15**	**20**	**25**
(Prior to September 30, 1999)					
$100,000	$22,500	$45,000	$45,000	$45,000	$45,000
80,000	18,000	36,000	36,000	36,000	36,000

For the purpose of determining amounts payable under the Pension Plan for each of the Named Officers, compensation includes the average of ten years (i) base salary (including the amount of any reductions in the executive's otherwise payable compensation attributable to any "cafeteria plan") plus (ii) cash bonuses. For the last three years, the base salaries and bonuses of each Named Officer are shown in the Summary Compensation Table. Compensation does not include stock options ("Long Term Compensation" column) or the Company's contributions to the Profit Sharing Plan ("All Other Compensation" column) shown in the Summary Compensation Table. Compensation is limited to $100,000 for determining amounts payable under the Pension Plan.

The following are the years of credited service as of September 30, 1999 (rounded to the nearest year) under the Pension Plan for each of the Named Officers: Robert G. Gross – 1 year; Robert W. August – 27 years; Catherine D'Amico – 8 years; Thomas J. Budreau – 6 years; and Christopher R. Hoornbeck – 28 years.

The basic benefit under the Pension Plan is a straight life annuity. Subject to certain limits required by law, benefits are payable monthly in an amount equal to (i) 45% of a participant's average monthly earnings for the highest ten consecutive years prior to September 30, 1999, less (ii) 45% of the monthly primary Social Security benefit payable to the participant at retirement. The amount of the benefit is also reduced for short service participants and participants terminating employment prior to retirement.

Due to the fact that the Pension Plan was frozen as of September 30, 1999, the amount of the benefit will be multiplied by a fraction (not greater than one), the numerator of which is the participant's total number of years of service as of September 30, 1999, and the denominator of which is the number of years of service the participant would have accumulated if he had continued his employment until the earlier of (i) age 65 or (ii) the date after age 60 but before age 65 on which the participant had at least 20 years of vesting service under the Pension Plan.

In connection with the purchase of Kimmel Automotive, Inc. ("KAI") in April 2002, the Company also sponsors a non-contributory retirement plan covering certain employees of KAI. Participants ceased to accrue benefits under this plan prior to April 2002. No Named Officers are covered under this plan.

Profit Sharing Plan

The Company sponsors a profit sharing plan with a 401(k) feature (the "Profit Sharing Plan"). The Profit Sharing Plan is intended to qualify under Section 401(a) of the Code.

Each employee who has attained age 21 becomes a participant as of the first day of the month following completion of three months of service. Participants may elect to reduce their compensation by up to the lesser of 30% of their annual compensation or the statutorily prescribed annual limit ($12,000 in 2003) and to have the amount of the reduction contributed to their account in the Profit Sharing Plan. One of the investment options available to participants is the Company's Common Stock.

The Company may make discretionary matching contributions to the matching accounts of those employees who are contributing to the Profit Sharing Plan. The Board approves matching contributions quarterly. A discretionary Company profit sharing contribution may also be made on an annual basis.

In connection with the purchase of KAI in April 2002, the Company also sponsors a 401(k) plan covering certain KAI employees. The Company is in the process of terminating the plan and all assets have been distributed to participants. No Named Officers are covered under this plan.

Deferred Compensation Plan

The Company has adopted the Monro Muffler Brake, Inc. Deferred Compensation Plan (the "Plan") to provide an opportunity for additional tax-deferred savings to a select group of management or highly compensated employees. The Plan is an unfunded arrangement and the participants or their beneficiaries have an unsecured claim against the general assets of the Company to the extent of their Plan benefits.

The Compensation Committee designates the individuals eligible to participate in the Plan. Currently, only those employees who are "highly compensated employees" as that term is defined under Section 414(q) of the Code, have been designated as eligible to participate in the Plan.

The Plan permits participants to defer all or any portion of the compensation that would otherwise be payable to them for the calendar year. In addition, the Company will credit to the participants' accounts such amounts as would have been contributed to the Monro Muffler Brake, Inc. Profit Sharing Plan but for the limitations that are imposed under the Code based upon the participants' status as highly compensated employees. The Company may also make such additional discretionary allocations as are determined by the Compensation Committee.

No amounts credited under the Plan are funded and the Company maintains accounts to reflect the amounts owed to each participant. At least annually, the accounts are credited with earnings or losses calculated on the basis of an interest rate or other formula as determined by the Compensation Committee.

Benefits are payable at a participant's election in a single cash sum or in monthly installments for a period not to exceed 10 years at the date designated by the participant upon his or her initial enrollment in the Plan, but in no event later than the date the participant attains age 65. Payments are made earlier in the event a participant dies or incurs an unanticipated emergency.

CERTAIN TRANSACTIONS

Affiliate Leases

The Company leases 40 stores from the father and uncle of Robert W. August and others or partnerships or trusts in which such persons or members of their families, including Robert W. August, have interests. In fiscal 2003, the Company paid or accrued $1,631,000 as rent for these stores. Robert W. August is an officer and director of the Company.

The Company has not entered into any affiliate leases, other than renewals or modifications of existing leases, since May 1989, and as a matter of policy, will not do so.

(See also "Compensation Committee Interlocks and Insider Participation").

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who beneficially own more than ten percent of the Company's Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock. Officers, directors and greater than ten-percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during fiscal 2003, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with.

PROPOSAL TO APPROVE THE NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

The following description of the 2003 Non-Employee Directors' Stock Option Plan (the "Plan") is a summary and is qualified in its entirety by reference to the Plan as proposed to be adopted, which is attached hereto as Exhibit B.

Purpose of Plan

On May 20, 2003, subject to approval by the shareholders of the Company, the Board of Directors approved the adoption of the Plan. The purpose of the Plan is to secure for the Company and its shareholders the benefits of the incentive inherent in increased Common Stock ownership by members of the Board who are not employees of the Company or any of its subsidiaries ("Non-Employee Directors"). The Plan is designed to provide a means of giving existing and new Non-Employee Directors an increased opportunity to acquire an investment in the Company, thereby maintaining and strengthening their desire to remain with or join the Company's Board of Directors and stimulating their efforts on the Company's behalf.

Summary of Plan

The Plan authorizes the Company to grant options ("Options") to purchase Common Stock to Non-Employee Directors. Seven directors are currently eligible to receive Options under the Plan. The maximum number of shares of Common Stock available for issuance upon exercise of Options granted to directors under the Plan is 60,000.

The Plan is administered by the Compensation Committee of the Board (the "Committee"). The Committee shall consist of two or more directors of the Company who meet the eligibility conditions provided in Rule 16b-3(b)(2) of the Exchange Act. The Committee is authorized to construe and interpret the Plan and Options granted thereunder, to establish and amend rules for its administration and to correct any defect or omission or reconcile any inconsistency in the Plan or in any Option to the extent the Committee deems desirable to carry the Plan or any Option into effect.

Options granted under the Plan are non-qualified stock options. The exercise price per share of Common Stock under each Option (the "Exercise Price") is the fair market value of a share of Common Stock on the date of grant. Subject to the approval of the Plan by shareholders, the Plan provides for an annual grant of an Option to purchase 3,039 shares of Common Stock to each Non-Employee Director on the date of the Annual Meeting. The fair market value is determined by reference to the closing sale price of the Common Stock as reported on the NASDAQ National Market System. On June 30, 2003, the closing price per share of the Company's Common Stock on the NASDAQ National Market System was $28.26. The term of each Option is five years.

Options granted under the Plan are subject to such terms and conditions and evidenced by agreements in such form as is determined from time to time by the Committee and are in any event subject to the terms and conditions set forth in the Plan. Options granted under the Plan are not transferable, except by will and the laws of descent and distribution.

Under the Plan, Options may be exercised immediately on the date of grant, provided, however, that (i) no Option shall be exercisable prior to the approval of the Plan by the Company's shareholders and (ii) no shares of the Company's Common Stock underlying any Option may be sold, assigned, pledged or otherwise transferred for a period of six months after the latter of (x) the adoption of the Plan by the Company's shareholders and (y) the date of the grant of such Option.

Each Option shall be exercisable only during the holder's term as a director and for 30 days after the holder ceases to be a director, except that an Option may be exercisable after the director's death or disability until the earlier of (i) the one year anniversary of the termination of the director's term due to death or disability and (ii) the expiration of the Option (five years after the date of grant). Option holders who retire from the Board at age 65 or older ("Retirement") may exercise their options until the date of the options' termination.

Options may be exercised by written notice to the Company accompanied by payment in full of the Exercise Price. Payment of the Exercise Price may be made (i) in cash (including check, bank draft or money order), (ii) by delivery of Common Stock (valued at the fair market value thereof on the date of exercise), or (iii) by delivery of a combination of cash and Common Stock.

The Company intends to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to register the Common Stock to be issued to Non-Employee Directors under the Plan. Persons who are "affiliates" of the Company (i.e., persons who are deemed to control the Company directly or indirectly) may sell Common Stock acquired under the Plan only by complying with the requirements and limitations of Rule 144 under the Securities Act.

The Plan provides that the Board or the Committee may at any time suspend or terminate the Plan or make such additions or amendments as they deem advisable; provided, that such additions or amendments are made in compliance with Rule 16b-3 of the Exchange Act (as such rule may be amended from time to time); and provided further, that any amendment that would (i) materially increase the aggregate number of shares which may be issued under the Plan, (ii) materially increase the benefits accruing to participants under the Plan, (iii) materially modify the requirements as to eligibility for participation in the Plan shall be subject to approval of the Company's shareholders. No Options may be granted under the Plan after August 19, 2013, although Options previously granted under the Plan and outstanding on August 19, 2013 remain outstanding, unless terminated, in accordance with the terms of the Plan and the Option agreement under which they were granted.

The Plan provides that in the event of a reorganization, merger, consolidation, recapitalization, stock split-up, stock dividend, combination of shares or other change in the Common Stock, appropriate changes to prevent dilution or enlargement of Options will be made by the Committee in the aggregate number of shares subject to Options to be granted, and in the number of shares and price per share subject to outstanding Options.

The Plan provides that in the event of a merger of the Company with or into another corporation constituting a change of control, a sale of all or substantially all of the Company's assets or a sale of a majority of the Company's outstanding voting securities (a "Sale of the Company"), the Options may be assumed by the successor corporation or substantially equivalent options substituted by the successor corporation, and if the successor corporation does not assume the Options or substitute options, then the Options shall terminate if not exercised as of the date of the Sale of the Company or other prescribed period of time. In the event of a liquidation or dissolution of the Company, the Options shall terminate immediately prior to the liquidation or dissolution.

Certain Federal Income Tax Consequences

Options granted or to be granted under the Plan will be "non-qualified" stock options and are not intended to qualify as incentive stock options under Section 422 of the Code. In general, no taxable income will be recognized by the optionee and no deduction will be allowed to the Company upon the grant of an Option. Upon exercise of an Option, except as described below, an optionee will recognize an amount of ordinary income equal to the excess of the fair market value on the exercise date of the shares of Common Stock issued to an optionee over the Exercise Price. The Company will be entitled to a corresponding tax deduction equal to the amount included in the optionee's income.

As the optionees will be directors of the Company, the stock received upon the exercise of an Option may be subject to restrictions under Section 16(b) of the Exchange Act if the Option is exercised and the underlying stock is sold within six months after the grant date (for this purpose, the grant date is not deemed to occur earlier than the date of the adoption of the Plan by shareholders) (the "Restriction Period"). Options exercised during the Restriction Period will not be deemed to be exercised for purposes of the above income recognition rules until the date that the Restriction Period ends, unless the optionee makes an election to be taxed currently under Section 83(b) of the Code. If such an election is made within 30 days after the transfer of Common Stock pursuant to the exercise of the Option, the optionee will recognize ordinary income on the date of the actual exercise of Options (and the Company will be entitled to a corresponding tax deduction equal to the amount included in the optionee's income).

If an optionee delivers previously-acquired Common Stock, however acquired, in payment of all or part of the Exercise Price of a non-qualified stock option, the optionee will not, as a result of such delivery, be required to recognize as taxable income or loss any appreciation or depreciation in the value of the previously-acquired Common Stock after its acquisition date. The fair market value of the shares received in excess of the shares surrendered constitutes compensation taxable to the optionee as ordinary income. Such fair market value is determined on the date of exercise. The Company is entitled to a tax deduction equal to the compensation income included by the optionee in his income.

The preceding is only a summary and is based upon an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Moreover, the preceding summary relates only to United States income taxation and optionees subject to taxation in other jurisdictions may have different tax consequences, either more or less favorable, from those described above.

Approval of Plan

The adoption of the Plan requires the approval of a majority of the votes cast at the Annual Meeting (in person or by proxy) by the holders of shares entitled to vote thereon.

The Board of Directors recommends that shareholders vote their shares FOR approval of the Plan as described above.

PROPOSAL TO RATIFY THE AMENDMENT TO THE 1998
EMPLOYEE STOCK OPTION PLAN TO INCREASE THE NUMBER OF AUTHORIZED SHARES

The Company has two Employee Stock Option Plans adopted in 1989 and 1998, respectively (the "Stock Option Plans"), and previously approved by shareholders. The Stock Option Plans currently provide that options for a maximum of 1,501,038 shares (as restated to give retroactive effect to stock dividends) of Common Stock, in the aggregate, may be granted. As of March 29, 2003, options covering 904,615 shares of Common Stock, in the aggregate, were outstanding under the Stock Option Plans, leaving 168,320 shares of Common Stock available for grant of future options, all of which were available under the 1998 Employee Stock Option Plan (the "1998 Plan").

On May 20, 2003, subject to approval by shareholders of the Company, the Board of Directors of the Company approved an increase in the aggregate number of shares of Common Stock authorized for awards of options under the 1998 Plan from 750,000 shares to 950,000 shares, an increase of 200,000 shares or approximately 2.3% of the number of shares of Common Stock currently outstanding. As required by the terms of the 1998 Plan, shareholders of the Company are asked to approve an amendment to the 1998 Plan reflecting such increase (as so amended, the "Amended 1998 Plan"). Other than the increase in the number of shares authorized, the Amended 1998 Plan will be identical to the 1998 Plan as currently in effect.

Purpose of Amended Plan

The purpose of the Amended 1998 Plan is to encourage and enable employees of the Company to acquire a proprietary interest in the Company through the ownership of the Company's Common Stock or to increase such proprietary interest. Ownership of Common Stock will provide such employees with a more direct stake in the future welfare of the Company and encourage them to remain with the Company. It is also expected that the Amended 1998 Plan will strengthen the Company's ability to attract and retain, in its employ, additional persons of training, experience and ability.

Summary of Plan

The Amended 1998 Plan will be administered by the Compensation Committee and will provide for grants of non-qualified stock options and "incentive stock options" as defined under Section 422 of the Code. Under the Amended 1998 Plan, options may be granted to key employees, including executive officers of Monro, as shall be determined by the Compensation Committee. Approximately 3,000 employees, including six executive officers, will be eligible to participate. Options granted to employees under the Amended 1998 Plan will have a maximum term of ten years, except as described below, and will not be transferable except by will or pursuant to the laws of descent and distribution.

The number and exercise price of options granted is determined by the Compensation Committee, but the exercise price of an option may not be less than the fair market value of the shares subject to the option on the date of the grant. The option price for owners of more than 10% of the total combined voting power of all classes of shares of the Company must be at least 110% of the fair market value of the Common Stock at the date the option is granted and the maximum term thereof may not exceed five years. Vesting provisions under the Amended 1998 Plan will be determined by the Compensation Committee at the time of grant. The exercise price with respect to any option must be paid in cash or, in the discretion of the Compensation Committee, by delivery of shares of common stock or by a combination of cash and common stock.

Generally, an optionee may exercise his options during his lifetime provided he is employed by the Company. In the event an optionee's employment is terminated for reasons other than retirement, death or disability, an optionee may exercise his options to the extent exercisable at such time for one month from his date of termination or the balance of the term of the options, whichever is shorter.

If an optionee's employment is terminated as the result of being disabled within the meaning of Section 22(e)(3) of the Code or as a result of retirement on or after age 65, the one-month period after cessation of employment during which options may be exercised (as described above) is extended to one year.

If an optionee dies while employed by the Company or dies following termination of employment due to retirement from the Company or disability, the optionee's remaining options, to the extent exercisable at such time, may be exercised by the optionee's estate, or the person to whom the optionee's rights under the option pass under the optionee's will or the laws of descent and distribution, within one year of the date of the optionee's death or the balance of the term of the option, whichever is shorter.

The Amended 1998 Plan provides that the aggregate number and kind of shares available for options and the option price of each outstanding option shall be adjusted to reflect any increase, decrease or change in the total outstanding shares of the Company resulting from a stock dividend, recapitalization, merger, consolidation, split-up, combination, exchange of shares or similar transaction.

The Amended 1998 Plan provides that the Board of Directors of the Company may at any time suspend, terminate or amend the Plan without seeking the approval of the shareholders of the Company. However, shareholder approval will be required to give effect to any amendment which would increase the maximum number of shares for which options may be granted, change the eligibility requirements for participation in the Plan or materially increase the benefits accruing to employees under the Plan.

Fiscal 2003 Grants

The number of options granted in fiscal 2003 to the Named Officers is set forth in the table entitled "Option Grants in Last Fiscal Year" on page 9. The following table sets forth the number of options granted in fiscal 2003 to the following groups:

All current executive officers (six persons)	95,000
All other employees	98,725

On June 30, 2003, the closing price per share of the Company's Common Stock on the NASDAQ National Market System was $28.26.

Federal Income Tax Consequences of the Issuance and Exercise of Options

In general, neither the grant nor the exercise of an incentive stock option granted under the Amended 1998 Plan will result in taxable income to the employee or a deduction to the Company. The sale of Common Stock received pursuant to the exercise of such an option will result in a long-term capital gain or loss to the employee equal to the difference between the amount realized on the sale and the exercise price and will not result in a tax deduction to the Company. However, the excess of the fair market value of the Common Stock acquired upon the exercise of an incentive stock option over the option price is included in the "alternative minimum taxable income" of the optionee for the year in which such option is exercised and may subject the optionee to increased taxes under the "alternative minimum tax". In general, the current maximum Federal ordinary income tax rate is 35% while the maximum tax rate on long-term capital gains is 20% (the phase-out of certain deductions and exemptions for amounts may result in a marginal tax rate in excess of such rates on certain items of income). To receive incentive stock option treatment, the employee must not dispose of the Common Stock within two years after the option is granted and must hold the Common Stock itself for at least one year after the transfer of such Common Stock to such employee.

If the holding period rules for incentive stock option treatment are not satisfied, income is recognized by the employee upon disposition of the Common Stock (a "disqualifying disposition"). Any gain realized by the employee will be taxable at the time of such disqualifying disposition as (i) ordinary income to the extent of the difference between the option price and the lesser of (a) the fair market value of the Common Stock on the date the incentive stock option is exercised or (b) the amount realized on such disqualifying disposition and (ii) short-term or long-term capital gain to the extent of any excess of the amount realized on the disposition over the fair market value of the Common Stock on the date the incentive stock option is exercised. With respect to officers, directors and persons deemed to be beneficial owners of more than 10% of the Common Stock, the date an incentive stock option is exercised for purposes of determining the tax consequences of a disqualifying disposition is generally deemed to be the later of the actual exercise date or the date the restrictions of Section 16(b) of the Exchange Act lapse (generally six months after the date of grant). The Company will be entitled to a deduction equal to the amount of ordinary income recognized by the employee at the time such income is recognized.

Section 162(m) of the Code limits the deduction for certain compensation paid to certain senior executive officers of the Company in a taxable year to $1 million for each such officer. Compensation includes all salary and other amounts paid to such officers as remuneration for services, but would not include the gain realized upon the exercise of an incentive stock option granted under the Amended 1998 Plan unless there is a disqualifying disposition with respect to such option.

The preceding summary is based upon an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Moreover, the preceding summary relates only to United States income taxation and employees subject to taxation in other jurisdictions may have different tax consequences, either more or less favorable, from those described above.

Approval of Amendment

The amendment to the 1998 Plan requires the approval of a majority of the votes cast at the Annual Meeting (in person or by proxy) by the holders of shares entitled to vote thereon.

The Board of Directors recommends that shareholders vote their shares FOR approval of the amendment to the 1998 Plan as described above.

NEW PLAN BENEFITS

The following table sets forth the number of stock options that will be received in fiscal 2004 by the Non-Executive Director Group under the 2003 Non-Employee Directors' Stock Option Plan. The number of stock options to be received in fiscal 2004 by the Named Officers under the 1998 Stock Option Plan cannot be determined at this time.

Name and Position	Non-Employee Directors' Stock Option Plan Number of Options
Robert G. Gross President and Chief Executive Officer	0
Robert W. August Senior Vice President – Store Support, and Secretary	0
Catherine D'Amico Executive Vice President – Finance and Chief Financial Officer	0
Thomas J. Budreau Divisional Vice President – Eastern Operations	0
Christopher R. Hoornbeck Divisional Vice President – Western Operations	0
Executive Group	0
Non-Executive Director Group	21,273
Non-Executive Officer Employee Group	0

APPROVAL OF INDEPENDENT ACCOUNTANTS

Shareholder ratification of the Company's independent public accountants is not required by the Company's Amended and Restated By-laws or otherwise. The Audit Committee may direct the appointment of different independent accountants at any time during the fiscal year if it determines that such a change would be in the best interests of the Company and its shareholders. However, as good corporate practice, the Audit Committee is requesting that the shareholders approve its proposal to reevaluate the selection of independent public accountants to audit the books and accounts for fiscal 2004.

PricewaterhouseCoopers LLP ("PWC") has been engaged as the Company's independent accountants since 1984. A representative of PWC will be present at the Annual Meeting to respond to questions and will have an opportunity to make a statement if he or she desires to do so.

25

In addition to retaining PWC to audit the Company's consolidated financial statements for 2003, the Company retained PWC and other consulting firms to provide advisory, auditing, and consulting services in 2003. The Company understands the need for PWC to maintain objectivity and independence in its audit of its financial statements. To minimize relationships that could appear to impair the objectivity of PWC, the Audit Committee has restricted the non-audit services that PWC may provide primarily to tax services, merger and acquisition due diligence services and audit services. They also determined that the Company would obtain non-audit services from PWC only when the services offered by PWC are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding.

The Audit Committee has also adopted policies and procedures for pre-approving all non-audit work performed by PWC after May 5, 2003. Specifically, the committee has pre-approved the use of PWC for the following categories of non-audit service: merger and acquisition due diligence and audit services; tax services; internal control reviews; employee benefit plan audits; and reviews and procedures that the Company requests PWC to undertake to provide assurances on matters not required by laws or regulations. In each case, the Committee requires management to report the specific engagements to the Committee on a quarterly basis, and also obtain specific pre-approval on any engagement over $50,000.

Aggregate fees billed to the Company for services rendered by PWC for fiscal 2003 and 2002 were:

	2003	2002
Audit Fees, including quarterly reviews	$ 76,800	$ 71,000
Audit Related Fees	6,000	10,200
Tax Fees	172,600	93,600
All Other Fees	101,600	60,300
Total Fees	$357,000	$235,100

In the table above, in accordance with new SEC definitions and rules which the Company elected to adopt for this year's proxy statement, "audit fees" are fees the Company paid to PWC for professional services for the audit of the Company's consolidated financial statements included in Form 10-K and review of financial statement included in Form 10-Qs, or for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements; "audit-related fees" are comprised of assurance and related services that are traditionally performed by the external auditor; "tax fees" are fees related to preparation of the Company's tax returns, as well as fees for tax compliance, tax advice, and tax planning; and "all other fees" are fees billed by PWC to the Company for any services not included in the first three categories including services such as actuarial and benefit plan services and merger and acquisition due diligence.

The Audit Committee has considered whether the non-audit services provided by PWC are compatible with PWC maintaining its independence and has determined that they are compatible.

The Board of Directors recommends the shareholders vote FOR ratification of the proposal regarding reevaluating the selection of independent public accountants.

SHAREHOLDER PROPOSALS

Proposals of shareholders that are intended to be presented at the annual meeting to be held in 2004 must be received by the Company by March 23, 2004 in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting. The Company's Certificate of Incorporation provides that shareholders who do not present a proposal for inclusion in the proxy statement, but who still intend to submit the proposal at the 2004 annual meeting, and shareholders who intend to submit nominations for directors at the meeting, are required to deliver or mail the proposal or nomination to the Secretary of the Company, Monro Muffler Brake, Inc., 200 Holleder Parkway, Rochester, New York 14615, so that the Secretary receives the proposal or nomination not less than 120 days nor more than 180 days prior to the meeting, except that if less than 50 days notice or prior public disclosure of the meeting date is given or made to shareholders, the Secretary must receive such proposal or nomination not later than the close of business on the tenth day following the day on which notice of the meeting was mailed or such public disclosure was made, whichever first occurs. Each proposal or nomination must set forth the information required by the Certificate of Incorporation. If the chairman of the meeting determines that a proposal or nomination was not made in accordance with the required procedures, such proposal or nomination will be disregarded. Additional information and a copy of the Certificate of Incorporation may be obtained by submitting a written request to the Secretary of the Company.

ADDITIONAL INFORMATION

The Company will furnish to any shareholder, upon written request, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 2003, as filed with the SEC, without charge, except that copies of any exhibit to such report will be furnished upon payment by such shareholder of the Company's reasonable expenses in furnishing such exhibit. Written requests may be directed to the Company, 200 Holleder Parkway, Rochester, New York 14615, Attention: Secretary.

By Order of the Board of Directors

/s/ Robert W. August
Robert W. August
Secretary

Rochester, New York
July 21, 2003

MONRO MUFFLER BRAKE, INC.
AUDIT COMMITTEE CHARTER

The Audit Committee (the "Audit Committee") of the Board of Directors (the "Board") of Monro Muffler Brake, Inc. (the "Company") will have the oversight responsibility, authority and specific duties as described below.

Purpose

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight and decision-making responsibilities relating to the Company's financial accounting and reporting processes and internal controls. The Audit Committee's primary duties and responsibilities are to:

• Monitor, and assist the Board in its oversight of, the integrity of the Company's financial accounting and reporting processes.

• Select, retain, determine the compensation for and, if appropriate, terminate the Company's independent auditors.

• Monitor the independence, qualification and performance of the independent auditors.

• Review the performance of the Company's internal auditors.

• Monitor the Company's systems of internal controls regarding finance, accounting, legal and regulatory compliance and compliance with the Company's Code of Ethics.

• Provide an avenue of communication among the independent auditors, management, internal auditors and the Board.

The Audit Committee has the authority to conduct any investigation appropriate to its responsibilities, and may request the independent auditors, as well as any officer or employee of the Company, or the Company's outside counsel, to attend a meeting of the Audit Committee or to meet with any members of, or consultant to, the Audit Committee. The Audit Committee has the authority to retain, at the Company's expense, special legal, accounting or other consultants or experts to assist in the performance of its duties.

The Audit Committee will fulfill these responsibilities by carrying out the activities enumerated in the "Responsibilities" section of this Charter.

It is not the responsibility of the Audit Committee to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles or to plan or conduct audits. These are the responsibilities of management or the independent auditors.

28

Organization

The Audit Committee will be comprised of three or more directors, one of whom shall serve as Chair of the Audit Committee. Both the members and the Chair shall be determined by the Board.

The Audit Committee shall satisfy all applicable legal and listing requirements relating to audit committees including, without limitation, those of the National Association of Securities Dealers, Inc. ("Nasdaq"). Each member of the Audit Committee shall meet the applicable independence, experience and other qualification requirements set forth in (i) the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) the rules and regulations of the Securities and Exchange Commission (the "SEC"), and (iii) the rules of Nasdaq. At least one member of the Audit Committee shall be an "Audit Committee Financial Expert" as defined by the SEC.

To the extent permitted by applicable legal and listing requirements, the Audit Committee may delegate authority to one or more of its independent members, provided that a determination to grant pre-approval of audit and non-audit services by any member to whom authority is so delegated shall be presented to the full Audit Committee at its next scheduled meeting.

Statement of Policy

The Audit Committee shall provide assistance to the Board in fulfilling its responsibilities to the Company and the Company's shareholders relating to oversight of management and the independent auditors in respect of corporate accounting, financial reporting practices and the quality and integrity of the financial reports of the Company. It is the role of the Audit Committee to oversee the work of management and the independent auditors. In so doing, it is the responsibility of the Audit Committee to maintain open communication between the directors, the independent auditors and the financial management of the Company.

The independent auditors for the Company are ultimately accountable to the Audit Committee. The Audit Committee has the ultimate authority and responsibility to appoint (or nominate for shareholder approval), compensate and oversee the independent auditors.

Responsibilities

In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible in order to best react to changing conditions and to oversee management's implementation of prudent corporate accounting and reporting policies.

In carrying out these responsibilities, the Audit Committee shall:

1. Have the sole authority and responsibility for the selection, appointment (or nomination for shareholder approval), compensation, oversight and, if appropriate, termination of the independent auditors.

2. For the purpose of monitoring the independence of the independent auditors, pre-approve (i) the annual engagement agreement and fee arrangement between the Company and the independent auditors, and (ii) all proposed

engagements of the independent auditors for audit and non-audit services, subject to the de minimus exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act. In no event shall the independent auditors be engaged on behalf of the Company to perform any prohibited activities described in Section 10A(g) of the Exchange Act, or any other services prohibited by applicable legal or listing requirements to be performed by the independent auditors of a public company. The Audit Committee shall be advised of any other study or service undertaken by the independent auditors at the request of management that is beyond the scope of the Company's audit engagement letter.

3. Be responsible for ensuring that the independent auditors submit to the Audit Committee, on a periodic basis, a formal written statement delineating all relationships between the independent auditors and the Company. The Audit Committee is responsible for discussing with the independent auditors any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and for recommending that the Board take appropriate action in response to the independent auditors' report to satisfy itself of the independent auditors' independence.

4. Review the scope and general extent of the independent auditors' annual audit. The Audit Committee's review should include an explanation from the independent auditors of the factors considered by them in determining the audit scope, including the major risk factors. The independent auditors should confirm to the Audit Committee that no limitations have been placed on the scope or nature of their audit procedures.

5. At the completion of the annual audit, review and discuss with management and the independent auditors the following:

   • The annual financial statements and related footnotes and financial information to be included in the Company's annual report to shareholders and on Form 10-K (including disclosures made in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section thereof).

   • The results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

   • Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit. The Audit Committee also shall inquire about the cooperation received by the independent auditors during their audit, including access to all requested records, data and information. Additionally, the Audit Committee shall inquire of independent auditors whether there have been any disagreements with management which, if not satisfactorily resolved, would have caused them to issue a nonstandard report on the Company's financial statements.

   • Other communications as required to be communicated by the independent auditors by Statement of Auditing Standards ("SAS") 61 as amended by SAS 90 relating to the conduct of the audit. The Audit Committee also shall receive written communication provided by the independent auditors concerning their judgment about the quality of the Company's accounting principles, as outlined in SAS 61 as amended by SAS 90, and that they concur with management's representation concerning audit adjustments.

If deemed appropriate after such review and discussion, recommend to the Board that the financial statements be included in the Company's annual report on Form 10-K.

6. Generally as part of the review of the annual financial statements, receive oral reports, at least annually, from the Company's general counsel concerning legal and regulatory matters that may have a material impact on the financial statements.

7. Review the quarterly financial statements and related footnotes and financial information to be included in the Company's quarterly reports on Form 10-Q (including disclosures made in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section thereof) prior to their being filed with the SEC and discuss significant issues with management and the independent auditors. The Audit Committee also shall review and discuss the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts.

8. Review and discuss reports from the independent auditors regarding (i) all critical accounting policies and practices to be used, (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and (iii) other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

9. Review with management and the independent auditors significant accounting and reporting principles, practices and procedures applied by the Company in preparing its financial statements. The Audit Committee also shall discuss with the independent auditors their judgments about the quality, not just the acceptability, of the Company's accounting principles used in financial reporting.

10. Meet with management and the independent auditors to discuss any relevant significant recommendations or weaknesses that the independent auditors may have identified, particularly those weaknesses characterized as "material" or "significant". The Audit Committee also shall review the Company's accounting and financial reporting controls, and review annually with the independent auditors their letter as to the adequacy and effectiveness of such controls. Typically, such recommendations will be presented by the independent auditors in the form of a Letter of Recommendations to the Audit Committee. The Audit Committee should review responses of management to the Letter of Recommendations from the independent auditors and receive follow-up reports on action taken concerning any material or serious recommendations.

11. After preparation by management and review by the independent auditors, approve the report required under SEC rules to be included in the Company's annual proxy statement.

12. Have a predetermined arrangement with the independent auditors that they will advise the Audit Committee through its Chair and Company management of any matters identified through the procedures followed for interim quarterly financial statements, and that such notification is to be made prior to the related press release or, if not practicable, prior to filing the applicable Form 10-Q.

13. Review with management and the independent auditors the methods used to establish and monitor the Company's policies with respect to unethical or illegal activities by Company employees that may have a material impact on the financial statements.

14. Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without management present.

15. Discuss with the independent auditors the quality of the Company's financial and accounting personnel, and consider succession planning. The Audit Committee also shall elicit the comments of management regarding the responsiveness of the independent auditors to the Company's needs.

16. As the Audit Committee may deem appropriate, obtain, weigh and consider expert advice as to Audit Committee related rules of the SEC and Nasdaq, SAS and other accounting, legal and regulatory provisions.

17. Establish and, if appropriate, review and modify, procedures for (i) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

18. Where appropriate, review potential conflict of interest situations including, but not limited to, related party transactions.

19. Review and reassess the adequacy of the Audit Committee Charter at least annually. This should be done in compliance with applicable Nasdaq Audit Committee requirements. The Audit Committee Charter is to be published as an appendix to the Company's proxy statement at least every three years.

20. Perform any other activities consistent with this Charter, the Company's by-laws and applicable legal and listing requirements, as the Audit Committee or the Board deems necessary or appropriate.

Adopted March 13, 2003

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MONRO MUFFLER BRAKE, INC.
2003 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

1. Purpose. The purpose of this 2003 Non-Employee Directors' Stock Option Plan (the "Plan") is to secure for Monro Muffler Brake, Inc., a New York corporation (the "Company"), and its shareholders the benefits of the incentive inherent in increased common stock ownership by members of the Company's Board of Directors (the "Board") who are not also employees of the Company or any of its subsidiaries (a "Non-Employee Director"). Options to purchase shares of the Company's Common Stock, $.01 par value, or such other shares as are substituted pursuant to paragraph 5(e) or (f) below (the "Common Stock"), shall be granted to Non-Employee Directors of the Company pursuant to the terms of this Plan.

2. Eligibility. Each Non-Employee Director shall be eligible to receive awards of non-qualified stock options in accordance with the specific provisions of paragraph 4 below ("Options"). The adoption of this Plan shall not be deemed to give any member of the Board any right to be granted an Option to purchase Common Stock except to the extent and upon such terms and conditions consistent with the Plan as may be determined by the Compensation Committee of the Board (the "Committee").

3. Limitation on Aggregate Shares. The maximum number of shares of Common Stock with respect to which Options may be granted under this Plan and which may be issued upon the exercise thereof shall not exceed, in the aggregate, 60,000 shares, subject to adjustment pursuant to paragraph 5(e) below; provided, however, that if any Options granted under this Plan expire unexercised or are cancelled, terminated or forfeited in any manner without the issuance of Common Stock thereunder, the shares with respect to which such Options were granted shall be available under this Plan. Such shares of Common Stock may be either authorized and unissued shares, treasury shares or a combination thereof, as the Committee shall determine.

4. Terms and Conditions of Options. Options granted under this Plan shall be subject to such terms and conditions and evidenced by written agreements in such form as shall be determined from time to time by the Committee and shall in any event be subject to the terms and conditions set forth in this Plan. In the event of any conflict between a written agreement and the Plan, the terms of the Plan shall govern.

   (a) Annual Options. Each year on the date of the Annual Meeting of the Company's Shareholders (the "Annual Shareholders Meeting"), commencing with the 2003 Annual Shareholders Meeting, each Non-Employee Director shall automatically receive an Option to purchase 3,039 shares of Common Stock.

   (b) Option Price. The Option price per share of Common Stock shall be 100% of the "Fair Market Value" of a share of Common Stock on the date of grant (the "Option Price"). The Fair Market Value of the Common Stock on any given date means (i) the mean between the highest and lowest reported sale prices on the New York Stock Exchange — Composite Transactions Table (or, if not so reported, on any domestic stock exchanges on which the Common Stock is then

34

listed); (ii) if the Common Stock is not listed on any domestic stock exchange, the mean between the closing high bid and low asked prices as reported by the National Association of Securities Dealers Automated Quotation National Market System (or, if not so reported, by the system then regarded as the most reliable source of such quotations); (iii) if the Common Stock is listed on a domestic exchange or quoted in the domestic over-the-counter market, but there are no reported sales or quotations, as the case may be, on the given date, the value determined pursuant to (i) or (ii) using the reported sale prices or quotations on the last previous date on which so reported; or (iv) if none of the foregoing clauses apply, the fair market value as determined in good faith by the Committee.

(c) Term of Options. Each Option shall be exercisable for five years after the date of grant.

(d) Exercise of Options. Options shall be exercised by written notice to the Company (to the attention of the Secretary of the Company) accompanied by payment in full of the Option Price. Payment of the Option Price may be made, at the discretion of the Non-Employee Director, (i) in cash (including check, bank draft or money order), (ii) by delivery of Common Stock (valued at the Fair Market Value thereof on the date of exercise) or (iii) by delivery of a combination of cash and Common Stock; provided, however, that the Committee may, in any instance, in order to prevent any possible violation of law, require the Option Price to be paid in cash; and provided, further, that the right to deliver Common Stock in payment of the Option Price may be limited or denied in any Option agreement.

(e) Rights as a Shareholder. No Non-Employee Director shall have any rights as a shareholder with respect to any shares covered by an Option until the date a stock certificate for such shares is issued to him or her. Except as otherwise provided herein, no adjustments shall be made for dividends or distributions of other rights for which the record date is prior to the date such stock certificate is issued.

5. Additional Provisions.

(a) Conditions and Limitations on Exercise. Any Option shall be exercisable immediately upon the date of grant. Notwithstanding the foregoing, (i) no Option shall be exercisable prior to the adoption of the Plan by the Company's shareholders at the Company's 2003 Annual Shareholders Meeting, as provided in paragraph 9 below, and (ii) no shares of Common Stock issuable upon the exercise of an Option may be sold, assigned, pledged or otherwise transferred for a period of six months after the later to occur of (x) the adoption of the Plan by the Company's shareholders and (y) the grant of the Option, as is specified in Rule 16b-3 (or other period of time specified in such rule as such rule may be amended from time to time) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b) Termination of Term of Directorship. Subject to paragraph 4(c) above, any Option shall be exercisable during the holder's term as a director of the Company and for thirty (30) days after the holder ceases to be a director of the Company. Notwithstanding the foregoing, an Option may be exercisable after (i) the death or disability, as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), of a holder while a director of the

Company at any time until the earlier to occur of (A) the one year anniversary of the date of death or disability and (B) the termination of such Option pursuant to paragraph 4(c) above; and (ii) the retirement from the Board at the age of 65 or thereafter ("Retirement") of a holder while a director of the Company until the termination of such Option pursuant to paragraph 4(c) above.

(c) Listing, Registration and Compliance With Laws and Regulations. Each Option shall be subject to the requirement that if at any time the Committee shall determine in its discretion that the listing, registration or qualification of the shares subject to the Option upon any securities exchange or automated quotation system or under any state or federal securities or other law or regulation, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to or in connection with the granting of such Option or the issuance or purchase of shares thereunder, no such Option may be exercised, in whole or in part, unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee. The holder of such Option will supply the Company with such certificates, representations and information as the Company shall request and shall otherwise cooperate with the Company in obtaining such listing, registration, qualification, consent or approval. The Committee may at any time impose any limitations upon the exercise of an Option or the sale of the Common Stock issued upon exercise of an Option that, in the Committee's discretion, are necessary or desirable in order to comply with Section 16 of the Exchange Act and the rules and regulations thereunder.

(d) Nontransferability of Options. Options may not be transferred, assigned, pledged or hypothecated (whether by operation of law or otherwise) other than by will or the laws of descent and distribution or pursuant to a final court order, and, during the lifetime of the person to whom they are granted, may be exercised only by such person (or his or her guardian or legal representative). Any attempted assignment, transfer, pledge, hypothecation or other disposition of an Option not specifically permitted herein shall be null and void and without effect.

(e) Adjustment for Change in Common Stock. If the outstanding Common Stock is hereafter changed by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, combination, exchange of shares, or the like, or dividends payable in shares of the Common Stock or other securities or assets, an appropriate adjustment shall be made by the Committee in the aggregate number of shares available under the Plan, in the number of shares subject to Options to be granted thereafter pursuant to Section 4(a), and in the number of shares and price per share subject to outstanding Options. Any adjustment in the number of shares shall apply appropriately to only the unexercised portion of any Option granted hereunder. If fractions of a share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of shares.

(f) Change in Control of the Company. In the event of a Change in Control of the Company, the Options may be assumed by the successor corporation or a parent of such successor corporation or substantially equivalent options may be substituted by the successor corporation or a parent of such successor corporation, and if the successor corporation does not assume the Options or substitute options, then the Options shall terminate if not exercised as of the date

of the Change in Control of the Company or other prescribed period of time. "Change in Control" shall mean any of the following: (i) any person who is not an "affiliate" (as defined in Rule 12b-2 of the Exchange Act) of the Company as of the effective date of the Plan becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of the then outstanding securities of the Company except pursuant to a public offering of securities of the Company; (ii) the sale of the Company substantially as an entirety (whether by sale of stock, sale of assets, merger, consolidation, or otherwise) to a person who is not an affiliate of the Company as of the effective date of the Plan; or (iii) there occurs a merger, consolidation or other reorganization of the Company with a person who is not an affiliate of the Company as of the effective date of the Plan, and in which the Company is not the surviving entity.

(g) *Liquidation or Dissolution.* In the event of the liquidation or dissolution of the Company, Options shall terminate immediately prior to the liquidation or dissolution.

(h) *Taxes.* The Company shall be entitled, if necessary or desirable, to withhold (or secure payment from the Non-Employee Director in lieu of withholding) the amount of any withholding or other tax due from the Company with respect to any shares issuable under this Plan, and the Company may defer such issuance unless indemnified to its satisfaction. The Committee may, in its sole discretion and subject to such rules as it may adopt, permit a Non-Employee Director to elect to satisfy any such withholding obligation, in whole or in part, by having the Company withhold shares of Common Stock that are otherwise issuable upon the exercise of such Option and have a Fair Market Value (as of the date of exercise) equal to the amount required to be withheld, or by surrendering to the Company previously-acquired shares of Common Stock that have such a Fair Market Value.

6. Administration. This Plan shall be administered by the Committee. Subject to Section 7 hereof, the Committee shall have full power to construe and interpret this Plan and Options granted hereunder, to establish and amend rules for its administration and to correct any defect or omission and to reconcile any inconsistency in this Plan or in any Option granted hereunder to the extent the Committee deems desirable to carry this Plan or any Option granted hereunder into effect. All actions taken and interpretations and determinations made by the Committee in good faith shall be final and binding upon the Company, all Non-Employee Directors who have received awards under the Plan and all other interested parties. The Committee may act a meeting or by an instrument executed by all of its members. All actions taken and decisions made by the Committee pursuant to this Plan shall be binding and conclusive on all persons interested in this Plan. The Committee may delegate to one or more of its members or to any other person or persons such ministerial duties as it may deem advisable.

7. Termination and Amendment. At any time the Committee may suspend or terminate this Plan and make such additions or amendments as it deems advisable; provided, that such additions or amendments are made in compliance with Rule 16b-3 of the Exchange Act (as such rule may be amended from time to time); and provided, further, that any amendment that would (i) materially increase the aggregate number of shares which may be issued under the Plan, (ii) materially increase the benefits accruing to Non-Employee Directors under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan, shall be subject to the approval of the Company's shareholders, except that any such increase or modification that may result from adjustments authorized by Section 5(e) hereof shall not require such shareholder approval. No Options shall be granted hereunder after August 18, 2013. Notwithstanding any termination (other than pursuant to paragraph 5(a) above), the terms of the Plan shall continue to apply to Options granted prior to any such termination. No suspension, termination, modification or amendment of the Plan may, without the consent of the Non-Employee Director to whom an award shall theretofore have been granted, adversely affect the rights of such Non-Employee Director under such award.

8. Liability. No member of the Committee shall be personally liable for any action, interpretation or determination made with respect to the Plan or awards made thereunder, and each member of the Committee shall be fully indemnified and protected by the Company with respect to any liability he or she may incur with respect to any such action, interpretation or determination, to the extent permitted by applicable law and to the extent provided by the Company's Certificate of Incorporation and By-laws, as amended from time to time.

9. Effective Date of Plan. The Plan shall be effective as of August 19, 2003 or such later date as the Board may determine, provided that the adoption of the Plan shall have been approved by the Company's shareholders at the Company's 2003 Annual Shareholders Meeting. If the Plan is not so approved by the Company's shareholders, the Plan and all Options granted hereunder shall terminate.

10. Notices. Notices required or permitted to be made under the Plan shall be sufficiently made if personally delivered to the Non-Employee Director or sent by regular mail addressed (a) to the Non-Employee Director's address as set forth in the books and records of the Company, or (b) to the Company or the Committee at the principal office of the Company clearly marked "Attention: Compensation Committee".

11. Severability. In the event that any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

12. Governing Law. The Plan and each agreement hereunder shall be governed in all respects by the laws of the State of New York.

ANNUAL MEETING OF SHAREHOLDERS OF

MONRO MUFFLER BRAKE, INC.
August 19, 2003

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1. Election of Directors: To elect four Class 2 directors to serve a two-year
   term and until their successors are duly elected and qualified at the 2005
   annual meeting of shareholders and two Class 1 Directors to serve a
   one-year term and until their successors are duly elected and qualified at
   the 2004 annual meeting of shareholders.

                         NOMINEES:
[ ]   FOR ALL NOMINEES   [ ] Frederick M. Danziger   Class 2 two year
                              [ ] Robert G. Gross   Class 2 two year
[ ]   WITHHOLD AUTHORITY   [ ] Peter J. Solomon   Class 2 two year
       FOR ALL NOMINEES   [ ] Francis R. Strawbridge   Class 2 two year
                              [ ] Richard A. Berenson   Class 1 one year
[ ]   FOR ALL EXCEPT   [ ] Robert E. Mellor   Class 1 one year
       (See instructions below)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark
             "FOR ALL EXCEPT" and fill in the circle next to each nominee you
             wish to withhold, as shown here: [X]

To change the address on your account, please check the box at right and
indicate your new address in the address space above. Please note that   [ ]
changes to the registered name(s) on the account may not be submitted via
this method.

                                             FOR   AGAINST ABSTAIN
2. Adoption of the Monro Muffler Brake, Inc.
   2003 Non-Employee Directors' Stock Option Plan. [ ]   [ ]   [ ]

3. Ratification of the amendment to the Monro Muffler   [ ]   [ ]   [ ]
   Brake, Inc. 1998 Employee Stock Option Plan.

4. Ratification of the proposal regarding reevaluating [ ]   [ ]   [ ]
   the selection of independent public accountants of
   the Company for the fiscal year ending March 27, 2004.

5. Considering such other business as may properly be
   brought before the meeting or any adjournment or
   postponement thereof.

MARK HERE IF YOU PLAN TO ATTEND THE MEETING.   [ ]

Signature of Shareholder _____ Date: _____

Signature of Shareholder _____ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When
shares are held jointly, each holder should sign. When signing as executor,
administrator, attorney, trustee or guardian, please give full title as such. If
the signer is a corporation, please sign full corporate name by duly authorized
officer, giving full title as such. If signer is a partnership, please sign in
partnership name by authorized person.

MONRO MUFFLER BRAKE, INC.
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS, AUGUST 19, 2003

The undersigned hereby appoints Robert G. Gross and Catherine D'Amico, as proxies, each with the power to appoint his substitute and hereby authorizes such person acting individually, to represent and to vote, as specified on the reverse side hereof, all of the shares of common stock of Monro Muffler Brake, Inc. which the undersigned may be entitled to vote at the Annual Meeting of Shareholders to be held at The Hutchison House, 930 East Avenue, Rochester, New York, 14607, commencing at 10:00 a.m. on August 19, 2003 and at any postponement or adjournment thereof; and in the discretion of the proxies, their substitutes or delegates, to vote such shares and to represent the undersigned in respect of other matters properly brought before the meeting.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SPECIFIED BY THE SIGNING SHAREHOLDER ON THE REVERSE SIDE HEREOF. UNLESS THE AUTHORITY TO VOTE FOR ELECTION OF ANY NOMINEE FOR DIRECTOR IS WITHHELD IN ACCORDANCE WITH THE INSTRUCTIONS ON THE REVERSE SIDE HEREOF, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

(Continued and to be signed on the reverse side)

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